[redacted]

SECURIT 13010184 ON

SEC Mail Processing Section

FEB 12 2013

Washington DC 401

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Per Rohrmann Wesselhoff 212 -293 -0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

2/13/13

OATH OR AFFIRMATION

I, Peter Baekgaard , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc. , as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this
29th day of January, 2013
by Peter Baekgaard in New York County,
State of New York.

Signature

President and CEO
Title

JENNIFER G OLSSON
NOTARY PUBLIC, STATE OF NEW YORK
LIC. # 01OL6135072
NEW YORK COUNTY
MY COMMISSION EXPIRES 12-14-2013

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm and Supplementary Information

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2012

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplementary Information	
Schedule I Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	14
Schedule II Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	15

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Danske Markets Inc.

We have audited the accompanying statement of financial condition of Danske Markets Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These certain additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
January 28, 2013

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2012
(expressed in U.S. dollars)

ASSETS		
Cash	$	69,128
Due from broker		17,695,684
Fixed assets, net		787,448
Prepaid taxes		185,896
Receivable from customer		10,350,647
Fail to deliver		744,693
Prepaid expenses		60,520
Receivables and other assets		268,647
Total assets	$	30,162,663
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to parent	$	7,709,009
Due to customers		744,693
Fail to Receive		10,350,647
Taxes payable		100,869
Accrued expenses		769,818
Other liabilities		165,046
Total liabilities		19,840,082
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 1,000 shares authorized; 10 shares issued and outstanding		2,000,000
Additional paid-in capital		16,000,000
Retained earnings		(7,677,419)
Total stockholder's equity		10,322,581
Total liabilities and stockholder's equity	$	30,162,663

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Operations
For the year ended December 31, 2012
(expressed in U.S. dollars)

REVENUES	
Investment banking	$ 558,106
Commissions	2,240,121
Fee income - related party	3,158,331
Other fee income	301,715
Interest	9,671
Total revenues	6,267,944
EXPENSES	
Employee compensation and benefits	5,603,030
Clearing and executions	442,163
Professional fees	816,148
Occupancy expenses	274,999
Communication and data processing expenses	354,335
Depreciation and amortization	527,689
Travel and entertainment	418,898
Third party information services	317,164
Other	188,128
Total expenses	8,942,554
Loss before tax expense	(2,674,610)
Income tax expense	88,293
Net loss	$ (2,762,903)

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2012
(expressed in U.S. dollars)

	Common Stock		Additional Paid-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance as of January 1, 2012	10	$ -	$ 18,000,000	$ (4,914,516)	$ 13,085,484
Capital contribution	-	-	-	-	-
Net loss	-	-	-	(2,762,903)	(2,762,903)
Balance as of December 31, 2012	10	$ -	$ 18,000,000	$ (7,677,419)	$ 10,322,581

The accompanying notes are an integral part of this statement.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Cash Flows
For the year ended December 31, 2012
(expressed in U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,762,903)
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization charges for fixed assets	527,689
Change in operating assets and liabilities	
Decrease (increase) in operating assets	
Due from broker	(425,124)
Prepaid expenses	384,205
Prepaid taxes	(9,428)
Receivable from customers	(10,350,647)
Fail to deliver	(709,624)
Receivables and other assets	(77,532)
Increase (decrease) in operating liabilities	
Due to parent	2,971,120
Due to customer	709,624
Fail to receive	10,350,647
Accrued expenses	(713,323)
Taxes payable	(8,573)
Other liabilities	(1,911)
Net cash used in operating activities	(115,780)
Net decrease in net cash	(115,780)
Cash at beginning of year	184,908
Cash at end of year	$ 69,128
Supplemental disclosures of cash flow information	
Cash paid during the year for	
Income taxes	$ 42,490

The accompanying notes are an integral part of this statement.

1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001, is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company's primary business activities include acting as an agency or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and the Company under Rule 15a-6, securities underwriting and merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company has its main office in New York and a branch in Copenhagen, Denmark. The books and records are maintained in U.S. dollars.

The Company has entered into a Service Level Agreement with its Parent under which the Parent provides various business support services to the Company at arm's-length cost. Such support services include Information Technology, back-office service which encompasses settlement of transactions, legal, accounting and human resources. (See Note 4.)

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenue includes gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected life or term of lease

Expenditures for additions, renewals and betterment of property and equipment above $17,500 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Income Taxes

The Company evaluates its uncertain tax positions using the provisions of FASB guidance. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company is included in the consolidated tax return filed by its Parent in Denmark. The Company determines its provision for income taxes as if on a separate return basis. Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. federal tax return. Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Fair Value

The Company adopted guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to Disclosures about Fair Value of Financial Instruments. The guidance requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2012, the fair values of the Company's financial assets and liabilities are not different from their respective book values due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fail to Deliver/Receive and Receivable/Payable from (to) Customers

As an agent and/or riskless principal broker, the Company facilitates its customers' securities transactions on a DVP (delivery vs. payment)/RVP (receive vs. payment) basis only. Securities failed to deliver represent receivables for securities sold by customers that have not been delivered, the settlement date has passed, and the cash owe to customers has not been received. Securities failed to receive represent payables for securities purchased by customers have not yet received, the settlement date has passed, and the customers have not paid for such securities.

(expressed in U.S. dollars)

Chaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors for its Parent. (See Note 4.)

3. INCOME TAXES

The Company's income tax expense for the year ended December 31, 2012, consists of the following:

Current		
National tax (Denmark)	$	100,869
New York state and local taxes - overaccrual and refunds of prior year taxes		(12,576)
	$	88,293

At December 31, 2012, the Company has federal, and state and local carry forward losses of approximately $8,000,000 and $8,500,000 respectively, which may be used to offset future U.S. federal, state and local taxable income through 2032. The Company's deferred tax asset of $3,600,000 at December 31, 2012, which is primarily related to such net operating loss benefit, has been fully reserved with an allowance, as the Company's U.S. source of income subject to U.S. state and local taxes is not sufficient to make it likely that the Company may realize the benefits. The Company is liable for Danish national tax for income generated in Denmark.

The Company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. In accordance with FASB ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense. As of December 31, 2012 the company did not have any uncertain tax positions. As of December 31, 2012, the company did not have any interest accrued with respect to uncertain tax positions.

The Company's federal, state and city income tax returns are closed to examination through 2008. The Company's Danish tax return are also closed to examination through 2008.

4. RELATED PARTY TRANSACTIONS

The Company entered into a 24-month 15a-6 Agreement (the "Agreement") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The Agreement is automatically renewable each year for an additional 12 months unless terminated by the parties. As compensation for its services, the Company receives a monthly fee of $8,333. For the year ended December 31, 2012, the Company earned and received $100,000 from the Parent. This is included in Fee income - related party on the Statement of Operations.

(expressed in U.S. dollars)

The Company entered into an expense sharing agreement with its Parent about sharing the cost of the premises and administration services at the shared New York location. The agreement can be terminated with one business day notice. As compensation for the services provided the Company pays to the Parent a monthly fee of 37% of the occupancy cost. The Company pays a monthly cost of $40,000 for administrative support. The shared administrative expenses are charged to the Company based on pre-defined allocation methodologies. For the year ended December 31, 2012, total administrative services fees to the parent was $480,000 and this is included in Professional fees on the Statement of Operations.

During the establishing of the New York branch the Parent has provided the Company with development and implementation of software and a telephone system amounting to $1,291,300, of which $1,038,069 was capitalized. This is included in fixed assets on the Statement of Financial Condition. As of December 31, 2012, the remaining amount to be depreciated is $259,517.

The Company entered into a marketing agreement with its Parent. Under the terms of the agreement, the Company provides 15a-6 chaperoning services, effects securities transactions, distributes research analysis to U.S. institutional investors and provides general marketing assistance on behalf of the Parent in the U.S. For the year ended December 31, 2012, the Company received a total marketing fee of $3,000,000. This is included in Fee income - related party in the Statement of Operations.

The Company entered into a Service Level Agreement ("SLA") with its Parent. Under the agreement, the Parent delivers IT services to the Company. For the year ended December 31, 2012, the Company incurred expenses totaling $264,331. This is included in Communication and data processing expenses on the Statement of Operations.

The Company entered into a SLA with its Parent. Under the agreement the Parent provides execution services, settlement services, client opening services, research services and performance reporting services to the Company. The Company has agreed to pay 20 percent of all trade commissions for those services. For the year ended December 31, 2012, the Company incurred expenses in the amount of $442,163. This is included in Clearing and executions on the Statement of Operations.

On May 9, 2012, the Company entered into a SLA with its Parent acting through its Debt Capital Markets department. Under the terms of the agreement, the Company agrees to provide chaperoning services, effects securities transactions, distributes research analysis to U.S. institutional investors and provides general marketing assistance on their behalf in the U.S. As compensation for its services, the Company receives a monthly fee of $8,333. For the year ended December 31, 2012, the Company received fees totaling $58,331. This is included in Fee income - related party on the Statement of Operations.

On January 27, 2012, the Company entered into a four year revolving loan and subordinated debt agreement with its Parent in the amount of $20,000,000. Under the terms of the agreement, the Company may utilize the credit line by borrowing and/or repaying outstanding advances. Each advance shall be in the aggregate amount of $1,000,000 or integral multiples thereof. The Company is obligated to repay the aggregate unpaid principal amount on all advances on or before the scheduled maturity date of November 9, 2015. The company is also obligated to pay a fee of 0.4% on the undrawn amount payable quarterly on March 1,

June 1, September 1 and December 1. For the year ended December 31, 2012, the Company incurred and paid fees in the amount of $67,778. This is included in Other expenses on the Statement of Operations. The Company did not draw on this revolving credit line during the year ended December 31, 2012.

At December 31, 2012, a cash balance of $69,128 is held at the Parent. The account is maintained in U.S. dollars. The Company has a payable due to the Parent of $7,709,009.

5. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the Statement of Operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2012:

	Computer Software and Hardware	Tele-communications Equipment	Furniture Fixtures and Equipment	Leasehold Improvements	Total
Balance, January 1, 2012	$ 1,297,568	$ 45,977	$ 103,771	$ 452,508	$ 1,899,824
Additions	-	-	-	-	-
Balance, December 31, 2012	1,297,568	45,977	103,771	452,508	1,899,824
Accumulated depreciation and amortization	(913,778)	(34,483)	(58,530)	(105,585)	(1,112,376)
Fixed assets, net	$ 383,790	$ 11,494	$ 45,241	$ 346,923	$ 787,448

Total depreciation and amortization during the year amounted to $527,689.

6. DUE FROM BROKER

The amounts due from broker represent the net receivable for funds held by the brokers which result from amounts transferred to the brokers to serve as deposits, amounts which have not yet been invested and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the brokers with whom it conducts business. As of December 31, 2012, the due from broker balance of $17,695,684 includes an investment in money market funds that are held at the broker.

7. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2012, the Company had net capital of $8,666,156 which exceeded its requirement of $250,000 by $8,416,156.

8. CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through January 28, 2013. The Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2012
(expressed in U.S. dollars)

Stockholder's equity per statement of financial condition and net capital		$ 10,322,581
Less: Nonallowable assets		
Fixed assets	$ 787,448	
Prepaid taxes	185,896	
Prepaid expenses	60,520	
Other assets	268,647	
		1,302,511
Net capital before haircuts		9,020,070
Less: Haircut on money market fund		353,914
Net capital		8,666,156
Minimum net capital requirement - the greater of 2% of customer debits or $250,000		250,000
Excess of net capital		$ 8,416,156

There were no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2012.

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012
(expressed in U.S. dollars)

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2012, under the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that rule.

Grant Thornton

Grant Thornton